Filed by Pacific Continental Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Pacific Continental Corporation

Commission File No.: 000-30106

Capital Pacific Bancorp

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Copy of press release of Pacific Continental Corporation issued on February 9, 2015.

NEWS RELEASE

FOR MORE INFORMATION CONTACT:	Michael Dunne
Public Information Officer
541-338-1428

therightbank.com

Email: michael.dunne@therightbank.com

FOR IMMEDIATE RELEASE

Pacific Continental Corporation and Capital Pacific Bancorp

Receive Regulatory Approvals for Acquisition

EUGENE, Ore., February 9, 2015 — Pacific Continental Corporation (Nasdaq: PCBK), the holding company of Pacific Continental Bank, announced today that Pacific Continental has received all regulatory approvals required to complete its acquisition of Capital Pacific Bancorp. The proposed acquisition of Capital Pacific Bancorp into Pacific Continental Corporation was publicly announced on November 19, 2014. The Federal Deposit Insurance Corporation and the Oregon Department of Consumer and Business Services – Division of Finance and Corporate Securities have approved the applications to merge Capital Pacific Bank into Pacific Continental Bank. The Federal Reserve Bank of San Francisco has also approved the proposed acquisition. The action, which remains subject to Capital Pacific shareholder approval and other customary closing conditions, is scheduled to occur later in the first quarter 2015.

“This regulatory approval is an important step toward the ultimate goal of completing this strategic acquisition and combining our two great companies,” said Roger Busse, Pacific Continental Corporation’s president and chief executive officer. “Further, it demonstrates confidence in the overall benefit this acquisition is intended to bring to clients, investors, employees and the community in general.”

Under the terms of the merger agreement, which was unanimously approved by the boards of directors of Pacific Continental Corporation, Pacific Continental Bank, Capital Pacific Bancorp and Capital Pacific Bank, the shareholders of Capital Pacific have a choice between electing to receive either $16.00 per share in cash or 1.132 shares of Pacific Continental’s common stock for each share of Capital Pacific common stock or a combination of 40.0% in the form of cash and 60.0% in the form of Pacific Continental’s common stock. The number of shares of Pacific Continental common stock to be issued to Capital Pacific shareholders is based on a fixed exchange ratio provided that Pacific Continental’s stock price remains between $12.01 and $16.25 as measured by the 20-day average closing price of Pacific

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Continental common stock shortly before closing. The value of the stock portion of the consideration will fluctuate based on the value of Pacific Continental’s common stock. To the extent the average closing price of Pacific Continental common stock is outside this price range, then the exchange ratio will adjust.

About Capital Pacific Bank

Capital Pacific Bancorp (OTCQB: CPBO) is the parent company of Capital Pacific Bank, a Certified B Corporation providing comprehensive banking expertise to businesses, professionals and nonprofit organizations. Backed by a tradition of high touch customer service, Capital Pacific Bank delivers a full array of products and services and advanced technology solutions to help businesses meet their financial goals. For more information, visit capitalpacificbank.com.

About Pacific Continental Bank

Pacific Continental Bank, the operating subsidiary of Pacific Continental Corporation, delivers highly personalized services through fourteen banking offices in Oregon and Washington. The Bank also operates loan production offices in Tacoma, Washington and Denver, Colorado. Pacific Continental, with $1.5 billion in assets, has established one of the most unique and attractive metropolitan branch networks in the Pacific Northwest with offices in three of the region’s largest markets including Seattle, Portland and Eugene. Pacific Continental targets the banking needs of community-based businesses, health care professionals, professional service providers and nonprofit organizations.

Since its founding in 1972, Pacific Continental Bank has been honored with numerous awards and recognitions from highly regarded third-party organizations including The Seattle Times, the Portland Business Journal, the Seattle Business magazine and Oregon Business magazine. A complete list of the company’s awards and recognitions – as well as supplementary information about Pacific Continental Bank – can be found online at therightbank.com. Pacific Continental Corporation’s shares are listed on the Nasdaq Global Select Market under the symbol “PCBK” and are a component of the Russell 2000 Index.

Additional Information for Shareholders

This communication is being made in respect of the proposed merger transaction involving Pacific Continental and Capital Pacific. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger transaction, Pacific Continental has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a Proxy Statement of Capital Pacific, and a Prospectus of Pacific Continental, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Capital Pacific mailed the Proxy Statement/Prospectus to its shareholders on or about January 21, 2015. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Pacific Continental and Capital Pacific, may be obtained at the SEC’s Internet site

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(http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Pacific Continental at therightbank.com under the tab “Investor Relations” and then under the heading “Financials – SEC Filings,” or from Pacific Continental’s Investor Relations, by calling 541-686-8685. The information on Pacific Continental’s website is not, and shall not be deemed to be, a part of this release or incorporated into other filings that Pacific Continental makes with the SEC.

Pacific Continental and Capital Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Capital Pacific in connection with the proposed merger. Information about the directors and executive officers of Pacific Continental is set forth in the proxy statement for Pacific Continental’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 7, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus and other relevant documents regarding the proposed merger filed with the SEC. Copies of these documents may be obtained free of charge from the sources described above.

Forward-Looking Statement Safe Harbor

This release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving Pacific Continental and Capital Pacific, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, expectations regarding the timing of the closing of the transaction and its impact on Pacific Continental’s earnings, expectations regarding pro forma combined assets, loans and deposits and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Pacific Continental and Capital Pacific operate; the ability to promptly and effectively integrate the businesses of Pacific Continental Bank and Capital Pacific Bank; the reaction to the transaction of the companies’ customers, employees and counterparties; and the diversion of management time on merger-related issues. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date on which they are made and reflect management’s current estimates, projections, expectations and beliefs. Pacific Continental Corporation undertakes no obligation to publicly revise or update the forward-looking statements to reflect events or circumstances that arise after the date of this release. This statement is included for the express purpose of invoking PSLRA’s safe harbor provisions.

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